EXHIBIT 99.1

FLNG Hilli Episeyo departs Keppel Shipyard

Golar LNG Limited announces today that the FLNG Hilli Episeyo, in line with previous guidance, departed Keppel Shipyard on Sunday October 1st. Having successfully reached mechanical completion the vessel has been moved to deep-water anchorage where Keppel Shipyard will complete final marine commissioning.   Hilli Episeyo is currently expected to leave Singapore between October 15 and October 20.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Hamilton, Bermuda
October 2, 2017

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan